Halozyme Therapeutics, Inc.
11388 Sorrento Valley Road
San Diego, CA 92121

October 28, 2015

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Halozyme Therapeutics, Inc.

Form 10-Q for the Quarterly Period Ended June 30, 2015

File No. 001-32335

Dear Mr. Rosenberg:

We are writing in response to your letter dated October 26, 2015 (the “Comment Letter”) setting forth a comment of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filing of Halozyme Therapeutics, Inc. (the “Company”).  Confirming the telephone conference on October 27, 2015 between Ms. Ibolya Ignat of the Staff and Douglas Rein of DLA Piper LLP (US), our outside counsel, we understand that the Staff has provided an extension of an additional ten business days for the Company to respond to the Comment Letter.  As such, the Company intends to submit its response to the Comment Letter on or before November 24, 2015.  Thank you for your consideration.

Very truly yours,

/s/ Laurie D. Stelzer
Laurie D. Stelzer
Senior Vice President and Chief Financial Officer

cc:	Harry Leonhardt, Halozyme Therapeutics, Inc.
Douglas Rein, DLA Piper LLP (US)